UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 18, 2009
(correcting order dated April 10, 2009)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

LMI Aerospace, Inc.

File No. 000-24293 - CF# 23360

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LMI Aerospace, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 16, 2009.

Based on representations by LMI Aerospace, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

<table>
<tr><td>Exhibit 10.9</td><td>through October 25, 2012</td></tr>
<tr><td>Exhibit 10.10</td><td>through March 13, 2019</td></tr>
</table>

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel